07021128

RECEIVED

2007 FEB 16 P 12:4?

OFFICE OF INT... CORPORATE...

TOKYO
STAR
BANK

The Tokyo Star Bank, Limited

1-6-16 Akasaka, Minato-ku,

Tokyo 107-8480 Japan

Office of International Corporate Finance
Securities and Exchange Commission
450 fifth Street, N.W.
Washington, D.C. 20549

SUPPL

February 13, 2007.

**Re: The Tokyo Star Bank, Limited (the "Bank") File No. 82-35006 -Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

Please find enclosed the Bank's information furnished pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, subsequent to the filing exemption established with the **SEC File No. 82-35006** as of August 18, 2006.
Summary of the enclosure is provided in the Exhibit-A hereto.

If you have any questions regarding the information and documents furnished, please contact the undersigned at 011-81-3-3224-7281 or Fax 011-81-3-3586-5137 The Tokyo Star Bank, Limited 6-16 Akasaka 1-chome, Minato-ku, Tokyo 107-8384 JAPAN.

Sincerely yours,

PROCESSED

FEB 2 0 2007

THOMSON
FINANCIAL

Christopher K. Taniguchi, CTP

// Enclosures

**Exhibit - A**

| No. | Release Date | Document Name | When and by Whom required to be made public, filed or distributed |
|---|---|---|---|
| 1 | 12/22/2006 | Correction of Financial Results for the First Half of Fiscal 2006 ended September 30, 2006 | Required by TSE to be made public immediately |
| 2 | 01/31/2007 | Issuance of Unsecured Subordinated Bonds | Required by TSE to be made public immediately |
| 3 | 02/13/2007 | Consolidated Financial Results for the 3rd Quarter Results of Fiscal 2006 | Required by TSE to be made public immediately |

For Immediate Release

Company Name: The Tokyo Star Bank, Limited
Name of Representative: Todd Budge
President & CEO
(Code: 8384 TSE First Section)

**Correction of Financial Results**
**for the First Half of Fiscal 2006 ended September 30, 2006**

Tokyo (Friday, December 22, 2006) – The Tokyo Star Bank, Limited ("Tokyo Star Bank") announces the following corrections to its Consolidated Financial Results, Non-Consolidated Financial Results and Selected Financial Information for the first half of fiscal 2006 ended September 30, 2006 initially released on November 17, 2006. (Corrected figures are indicated by boldface and underscore.)

**Summary of Changes**

(1) As a result of a decrease in risk assets due to the amendment of contract terms misclassification for unused commitment lines on a consolidated basis, the Consolidated Capital Adequacy Ratio has been adjusted upwards from 9.23% to **9.27%**.
(2) Notes to the Consolidated and Non-Consolidated Balance Sheets regarding the amount of participated loans accounted for as loans to original debtors have been corrected.
(3) Notes to the Consolidated and Non-Consolidated Balance Sheets regarding the Deferred hedging gain/loss have been corrected (amendment of incorrect wording).

**(1-a) Amendment of contract terms misclassification for unused commitment lines**

Note 28 of "Notes to the Consolidated Balance Sheet" (Page 8 of Consolidated Financial Results for the First Half of Fiscal 2006 ended September 30, 2006)

Unused commitment line amount within the limits relating to contracts whose original terms were within one year (or contracts unconditionally cancelable at voluntary timing)

**(Before Correction)** **99,871 million yen**
**(After Correction)** **109,405 million yen**

**(1-b) Adjustment of Consolidated Capital Adequacy Ratio**

A. "Capital adequacy ratio (based on the domestic standards)" in "(2) Financial Conditions" (Page 1 of Consolidated Financial Results for the First Half of Fiscal 2006 ended September 30, 2006) has been adjusted from 9.23% to **9.27%**.

B. "Capital adequacy ratio" within "Earnings, Returns and Capital" section in "I. Overview of Consolidated Business Results for the First Half Year Ended September 30, 2006" (Page 1 of SELECTED FINANCIAL INFORMATION For the First Half of Fiscal 2006 (Supplementary)) has been adjusted from 9.23% to **9.27%**.

C. "**5. Capital Adequacy Ratio** 【Consolidated】" (Page 7 of SELECTED FINANCIAL INFORMATION For the First Half of Fiscal 2006 (Supplementary))

**(Before Correction)**

【Consolidated】 *(in millions of yen)*

| | As of September 30, 2006 (A) | As of March 31, 2006 (B) | Change (A)-(B) | As of September 30, 2005 (C) | Change (A)-(C) |
|---|---|---|---|---|---|
| (1) Capital Adequacy Ratio | **9.23** | 8.95 | **0.28** | 9.04 | **0.19** |
| (2) Tier I Capital | 95,936 | 87,505 | 8,431 | 82,548 | 13,388 |
| (3) Tier II Capital | **10,183** | 9,790 | **393** | 9,350 | **833** |
| (4) Reductions | — | — | — | — | — |
| (5) Capital (2)+(3)-(4) | **106,120** | 97,296 | **8,824** | 91,899 | **14,221** |
| (6) Risk-adjusted Assets | **1,149,416** | 1,086,542 | **62,874** | 1,016,075 | **133,341** |

**(After Correction)**

【Consolidated】 *(in millions of yen)*

| | As of September 30, 2006 (A) | As of March 31, 2006 (B) | Change (A)-(B) | As of September 30, 2005 (C) | Change (A)-(C) |
|---|---|---|---|---|---|
| (1) Capital Adequacy Ratio | **9.27** | 8.95 | **0.32** | 9.04 | **0.23** |
| (2) Tier I Capital | 95,936 | 87,505 | 8,431 | 82,548 | 13,388 |
| (3) Tier II Capital | **10,152** | 9,790 | **362** | 9,350 | **802** |
| (4) Reductions | — | — | — | — | — |
| (5) Capital (2)+(3)-(4) | **106,088** | 97,296 | **8,792** | 91,899 | **14,189** |
| (6) Risk-adjusted Assets | **1,144,333** | 1,086,542 | **57,791** | 1,016,075 | **128,258** |

**(2) Amount of participated loans accounted for as loans to original debtors**

A. Note 21 of "Notes to the Consolidated Balance Sheet" (Page 6 of Consolidated Financial Results for the First Half of Fiscal 2006 ended September 30, 2006)

**(Before Correction)** **223 million yen**

**(After Correction)** **1,223 million yen**

B. Note 21 of "Notes to the Non-Consolidated Balance Sheet" (Page 30 of Non-Consolidated Financial Results for the First Half of Fiscal 2006 ended September 30, 2006)

**(Before Correction)** **19,181 million yen**

**(After Correction)** **20,181 million yen**

**(3) Amendment of incorrect wording for Deferred hedging gain/loss**

Note 29 (2) of "Notes to the Consolidated Balance Sheet" (Page 8 of Consolidated Financial Results for the First Half of Fiscal 2006 ended September 30, 2006)
Note 30 (2) of "Notes to the Non-Consolidated Balance Sheet" (Page 32 of Non-Consolidated Financial Results for the First Half of Fiscal 2006 ended September 30, 2006)

**Deferred hedging loss (instead of gain)** included in **"Other assets" (instead of "Other liabilities")** is presented as "Deferred gain (loss) on hedging instruments, net of taxes" in "Valuation and translation adjustments."

For Immediate Release

Company Name: The Tokyo Star Bank, Limited

Name of Representative: Todd Budge

President & CEO

(Code: 8384 TSE First Section)

## Issuance of Unsecured Subordinated Bonds

Tokyo (Wednesday, January 31, 2007) – The Tokyo Star Bank, Limited ("Tokyo Star Bank") hereby announces the conditions of Unsecured Subordinated Bonds as follows:

| | | |
|---|---|---|
| 1 | Name of the Bond | Tokyo Star Bank<br>Unsecured Subordinated Callable Bonds – Second Series |
| 2 | Aggregate Amount of the Bonds | 12.5 billion yen |
| 3 | Amount of Each Bond | Single denomination of 100 million yen |
| 4 | Interest Rate | Fixed interest rate of 1.95% per annum up to 8 February, 2012.<br>Floating interest rate of 6m/s Euro Yen LIBOR + 2.10% per annum from 9 February, 2012 to 8 February, 2017. |
| 5 | Issue Price | 100 yen for the nominal amount of 100 yen |
| 6 | Redemption Amount | 100 yen for the nominal amount of 100 yen |
| 7 | Term | 10 years (callable after 5 years) |
| 8 | Maturity Date | February 8, 2017 |
| 9 | Interest Payment Date | February 8 and August 8 of every year |
| 10 | Offering Date | January 31, 2007 |
| 11 | Method of Offering | Domestic public offering |
| 12 | Closing Date | February 8, 2007 |
| 13 | Lead Managers | Daiwa Securities SMBC Co. Ltd.<br>Mizuho Securities Co., Ltd. |
| 14 | Fiscal Agent | Sumitomo Mitsui Banking Corporation |
| 15 | Depositary Organization | The Japan Securities Depository Center, Inc. (JASDEC) |
| 16 | Rating | A- (JCR) |

**Consolidated Financial Results**
***for the 3rd Quarter Results of Fiscal 2006***

TOKYO
STAR
BANK
東京スター銀行

*For Immediate Press Release:* February 13, 2006

# Consolidated Financial Results for the 3rd Quarter of Fiscal 2006
## *ended December 31, 2006*

Company Name (Code Number): **The Tokyo Star Bank, Limited** (8384)

(URL http://www.tokyostarbank.co.jp/)

Stock Exchange Listings: First Section of Tokyo

*The financial information presented here has not been audited.*

*Simplified accounting treatments are used for the depreciation of fixed assets and income taxes.*

*The amounts are rounded down to the nearest million of yen.*

## 1. Summary of Consolidated Financial Results for the 3rd Quarter of Fiscal 2006

**(1) Operating Results** (in millions of yen except per share data and percentages)

| | For the nine months ended December 31, | | For the year ended |
|---|---|---|---|
| | **2006** | 2005 | March 31, 2006 |
| Ordinary income | **57,047** | 48,857 | 68,323 |
| Change from the previous period | **16.8 %** | 7.5 % | 8.3 % |
| Ordinary profits | **21,347** | 15,981 | 24,043 |
| Change from the previous period | **33.6 %** | (20.3)% | 5.7 % |
| Net income | **14,006** | 13,575 | 17,149 |
| Change from the previous period | **3.2 %** | 3.8 % | 17.7 % |
| Net income per common share (yen) | **20,009.28** | 19,394.14 | 24,499.10 |

Average number of shares outstanding:

| | | | |
|---|---|---|---|
| For the nine months ended December 31, 2006: | (Common stock) | 700,000 | shares |
| For the nine months ended December 31, 2005: | (Common stock) | 700,000 | shares |
| For the year ended March 31, 2006: | (Common stock) | 700,000 | shares |

**(2) Financial Conditions** (in millions of yen except per share data and percentages)

| | As of December 31, | | As of March 31, |
|---|---|---|---|
| | **2006** | 2005 | 2006 |
| Total assets | 1,641,942 | 1,463,905 | 1,505,492 |
| Net assets | 99,556 | 88,061 | 91,005 |
| Ratio of net assets to total assets | 6.1% | 6.0% | 6.0% |
| Net assets per common share | 142,223.41 | 125,801.67 | 130,007.85 |

Number of shares outstanding as of:

| | | |
|---|---|---|
| December 31, 2006: | (Common stock) | 700,000 shares |
| December 31, 2005: | (Common stock) | 700,000 shares |
| March 31, 2005: | (Common stock) | 700,000 shares |

## 2. Earning Projections for the Fiscal Year Ending March 31, 2007

Earning projections for the fiscal year ending March 31, 2007 remains the same as the ones which were previously disclosed on November 17, 2006 shown as below.

(Projections for Fiscal Year Ending March 31, 2007) (in millions of yen)

| Ordinary income | Ordinary profits | Net income |
|---|---|---|
| 75,500 | 26,500 | 15,700 |

Projected net income per common share for the fiscal year ending March 31, 2007 is 22,428.57 yen.

(Note)
The information contains forward-looking statements. The forward-looking statements are inherently susceptible to risks and uncertainties and does not guarantee future performance. Please note that future performance may differ from the prospect due to matters such as changes in business environments.

# Overview of Consolidated Business Results for the First Nine Months Ended December 31, 2006

## Earnings and Returns

- Net Income on a consolidated basis was JPY 14.0 billion, JPY 0.4 billion or 3.2% above the prior year of JPY 13.6 billion.
- Operating Revenues grew JPY 8.2 billion (+16.8%) to JPY 57.0 billion and Operating Profit grew JPY 5.4 billion (+33.6%) to JPY 21.3 billion compared with the first nine months of the prior year.
- Return on assets (ROA) and return on equity (ROE) remain strong at 1.18% and 19.5%, respectively.

## Growth and Efficiency

- Gross operating profit, excluding all revenue derived from loans purchased at a discount, grew by JPY 7.3 billion (+25.3%) to JPY 36.1 billion compared with the first nine months of FY 2005.
- Average balance of loans and discounted bills increased by nearly JPY 160 billion (+17%) compared with the average balance of the first nine months of the prior year.
- Loan interest income, excluding all revenue from loans purchased at a discount, increased by JPY 4.0 billion (+18.1%). Loan yields expanded to 3.17% compared against 3.15% in the first nine months of the prior year.
- Loan growth was funded with solid growth in deposits, up nearly JPY 130 billion (+10%) compared with December 2005 to JPY 1,453 billion.
- Efficiency ratio, excluding all revenue derived from loans purchased at a discount, fell from 69.5% in the first nine months of the prior year, to 63.9% in the first nine months of this year, a 8.1% year-over-year improvement in the ratio.

## Asset Quality

- Non-performing loan ratio (under the Financial Revitalization Law) declined to 3.43%, down from 3.99% at the end of December 2005.
- Total credit costs for the nine months ended December 2006 were JPY 0.5 billion compared with a positive contribution to income of JPY 0.8 billion in the nine months ended December 2005.

## <Reference>

<On a Consolidated Basis> (in millions of yen, except figures in percentage and yen)

| | 3rd Quarter Fiscal 2006 | 3rd Quarter Fiscal 2005 | Change | Change (%) | Earning Projections for FY 2006 |
|---|---|---|---|---|---|
| Ordinary Income | 57,047 | 48,857 | 8,190 | 16.8 | 75,500 |
| Ordinary Profits | 21,347 | 15,981 | 5,366 | 33.6 | 26,500 |
| Net Income | 14,006 | 13,575 | 431 | 3.2 | 15,700 |
| Net Income per Share (yen) | 20,009.28 | 19,394.14 | 615.14 | 3.2 | 22,428.57 |

* The projections are same as the information disclosed on November 17, 2006.
For the remarks on the earnings projections, please refer to page 2.

## COMPARISON OF CONSOLIDATED BALANCE SHEETS

| (in millions of yen) | As of December 31, 2006 (A) | As of December 31, 2005 (B) | (A)-(B) | As of March 31, 2006 |
|---|---|---|---|---|
| **Assets:** | (Unaudited) | (Unaudited) | | |
| Cash and due from banks | 73,740 | 74,021 | (281) | 119,816 |
| Call loans | 89,263 | 30,727 | 58,536 | 1,526 |
| Monetary receivables bought | 67,744 | 50,589 | 17,155 | 48,293 |
| Trading securities | 7 | 8 | (1) | 7 |
| Monetary assets held in trust | 3,633 | 4,255 | (622) | 3,670 |
| Investment securities | 289,849 | 292,697 | (2,848) | 271,478 |
| Loans and bills discounted | 1,083,903 | 984,595 | 99,308 | 1,031,891 |
| Foreign exchange | 1,001 | 285 | 716 | 275 |
| Other assets | 22,088 | 20,042 | 2,046 | 23,601 |
| Premises and equipment | - | 13,384 | - | 13,969 |
| Tangible fixed assets | 11,200 | - | - | - |
| Intangible fixed assets | 5,126 | - | - | - |
| Deferred tax assets | 13,764 | 11,437 | 2,327 | 12,402 |
| Customers' liabilities for acceptances and guarantees | 2,134 | 3,670 | (1,536) | 2,326 |
| Reserve for possible loan losses | (21,516) | (21,808) | 292 | (23,768) |
| **Total assets** | 1,641,942 | 1,463,905 | 178,037 | 1,505,492 |
| **Liabilities and Stockholders' Equity** | | | | |
| **Liabilities:** | | | | |
| Deposits | 1,453,207 | 1,321,480 | 131,727 | 1,364,714 |
| Negotiable certificates of deposit | - | 10,000 | (10,000) | - |
| Borrowed money | - | 1,000 | (1,000) | 1,000 |
| Foreign exchange | 0 | 7 | (7) | 14 |
| Corporate notes | 43,000 | 3,000 | 40,000 | 3,000 |
| Other liabilities | 42,013 | 34,814 | 7,199 | 40,566 |
| Reserve for employees' bonuses | 1,234 | 1,083 | 151 | 1,528 |
| Reserve for directors' bonuses | 787 | 423 | 364 | 1,037 |
| Consolidation differences | - | 365 | - | 297 |
| Negative goodwill | 7 | - | - | - |
| Acceptances and guarantees | 2,134 | 3,670 | (1,536) | 2,326 |
| **Total liabilities** | 1,542,386 | 1,375,844 | 166,542 | 1,414,486 |

Note: Due to the amendments of the "Banking Law Enforcement Regulations" effective from this fiscal year beginning April 1, 2006, the presentation of the accounts below have been changed from this fiscal year.
(1) "Premises and equipment" has been separately presented as "Tangible fixed assets," "Intangible fixed assets" and "Other assets" from this fiscal year.
(2) Software previously included in "Other assets" has been included in "Intangible assets" from this fiscal year.

## COMPARISON OF CONSOLIDATED BALANCE SHEETS

| (in millions of yen) | As of December 31, 2006 (A) | As of December 31, 2005 (B) | (A)-(B) | As of March 31, 2006 |
|---|---|---|---|---|
| **Stockholders' equity:** | (Unaudited) | (Unaudited) | | |
| Common stock | - | 21,000 | - | 21,000 |
| Capital surplus | - | 19,000 | - | 19,000 |
| Retained earnings | - | 47,864 | - | 51,437 |
| Unrealized gain (loss) on available-for-sale securities, net of taxes | - | 196 | - | (432) |
| **Total stockholders' equity** | - | 88,061 | - | 91,005 |
| **Total liabilities and stockholders' equity** | - | 1,463,905 | - | 1,505,492 |
| **Net assets:** | | | | |
| Common stock | 21,000 | - | - | - |
| Capital surplus | 19,000 | - | - | - |
| Retained earnings | 61,944 | - | - | - |
| Total owners' equity | 101,944 | - | - | - |
| Unrealized gain (loss) on available-for-sale securities, net of taxes | (428) | - | - | - |
| Deferred gain (loss) on hedging instruments, net of taxes | (1,959) | - | - | - |
| Total valuation and translation adjustments | (2,387) | - | - | - |
| **Total net assets** | 99,556 | - | - | - |
| **Total liabilities and net assets** | 1,641,942 | - | - | - |

Note: Due to the application of "Accounting Standards for Presentation of Net Assets in the Balance Sheet" and the "Guideline on Accounting Standards for Presentation of Net Assets in the Balance Sheet" effective from the fiscal year beginning April 1, 2006, the former "Stockholders' equity" and other items are presented as "Net assets" from this fiscal year.

## COMPARISON OF CONSOLIDATED STATEMENTS OF OPERATIONS

| (in millions of yen) | For the nine months ended December 31, 2006 (A) | 2005 (B) | (A)-(B) | For year ended March 31, 2006 |
|---|---|---|---|---|
| | (Unaudited) | (Unaudited) | | |
| **Ordinary income:** | 57,047 | 48,857 | 8,190 | 68,323 |
| Interest and dividend income | 38,276 | 34,143 | 4,133 | 46,598 |
| *Interest on loans and discounts* | *31,009* | *28,015* | *2,994* | *38,192* |
| *Interest and dividends on securities* | *4,643* | *3,912* | *731* | *5,333* |
| Fees and commissions | 9,192 | 7,418 | 1,774 | 11,025 |
| Other operating income | 3,387 | 1,468 | 1,919 | 1,971 |
| Other ordinary income | 6,190 | 5,826 | 364 | 8,727 |
| **Ordinary expenses:** | 35,700 | 32,875 | 2,825 | 44,279 |
| Interest expenses | 6,902 | 5,893 | 1,009 | 7,857 |
| *Interest on deposits* | *6,711* | *5,820* | *891* | *7,762* |
| Fees and commissions | 2,491 | 1,713 | 778 | 2,334 |
| Other operating expenses | 196 | 458 | (262) | 622 |
| General and administrative expenses | 23,039 | 19,997 | 3,042 | 27,648 |
| Other ordinary expenses | 3,070 | 4,812 | (1,742) | 5,817 |
| **Ordinary profits** | 21,347 | 15,981 | 5,366 | 24,043 |
| Extraordinary gains | 2,562 | 7,788 | (5,226) | 5,731 |
| *Reversal of possible loan losses* | *1,467* | *5,779* | *(4,312)* | *3,716* |
| Extraordinary losses | 66 | 780 | (714) | 751 |
| **Income before income taxes** | 23,842 | 22,990 | 852 | 29,022 |
| Income taxes | | | | |
| Current | 9,835 | 9,414 | 421 | 12,404 |
| Deferred | - | - | - | (531) |
| **Net income** | 14,006 | 13,575 | 431 | 17,149 |

**CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS**
***For the nine months ended December 31, 2006***

(in millions of yen)

| | Owners' equity | | | | Valuation and translation adjustment | | | Total net assets |
|---|---|---|---|---|---|---|---|---|
| | Common stock | Capital surplus | Retained earnings | Total | Unrealized gain (loss) on available-for-sale securities, net of taxes | Deferred gain (loss) on hedging instruments, net of taxes | Total valuation and translation adjustments | |
| **Balance, at end of the previous period** | **21,000** | **19,000** | **51,437** | **91,437** | **(432)** | **-** | **(432)** | **91,005** |
| Changes of items during the period | | | | | | | | |
| Cash dividends | - | - | (3,500) | (3,500) | - | - | - | (3,500) |
| Net income | - | - | 14,006 | 14,006 | - | - | - | 14,006 |
| Net changes of items other than owners' equity | - | - | - | - | 4 | (1,959) | (1,955) | (1,955) |
| Total changes of items during the period | - | - | 10,506 | 10,506 | 4 | (1,959) | (1,955) | 8,551 |
| **Balance, at end of the period** | **21,000** | **19,000** | **61,944** | **101,944** | **(428)** | **(1,959)** | **(2,387)** | **99,556** |

# Selected Financial Information of 3rd Quarter Results

## 1. Operating Results

(1) 【Consolidated basis】 *(in millions of yen)*

| | For the nine months ended December 31, | | Change (A) - (B) |
|---|---|---|---|
| | 2006 (A) | 2005 (B) | |
| **Gross Operating Profits** | **41,266** | **34,965** | **6,301** |
| Net Interest Income | 31,374 | 28,250 | 3,124 |
| Net Fees and Commissions | 6,701 | 5,705 | 996 |
| Net Other Operating Income | 3,190 | 1,009 | 2,181 |
| General & Administrative Expenses | 23,039 | 19,997 | 3,042 |
| Provision for General Reserve for Possible Loan Losses | - | - | - |
| Other Income & Expenses | 3,119 | 1,013 | 2,106 |
| of which Net Gain & Loss on Equity Securities | 776 | 295 | 481 |
| of which Problem Claims related Costs | (2,831) | (4,078) | 1,247 |
| **Ordinary Profits** | **21,347** | **15,981** | **5,366** |
| Extraordinary Gains & Losses | 2,495 | 7,008 | (4,513) |
| Extraordinary Gains | 2,562 | 7,788 | (5,226) |
| of which Gain on Sales of Fixed Assets | 85 | 2,005 | (1,920) |
| of which Collection of Written-off Claims | 1,009 | 3 | 1,006 |
| of which Reversal of Possible Loan Losses | 1,467 | 5,779 | (4,312) |
| Extraordinary Losses | 66 | 780 | (714) |
| of which Loss on Sales of Fixed Assets | 44 | 554 | (510) |
| **Income before Income Taxes** | **23,842** | **22,990** | **852** |
| Income Taxes (Current & Deferred) | 9,835 | 9,414 | 421 |
| **Net Income** | **14,006** | **13,575** | **431** |

Note: Gross Operating Profits = (Interest income - Interest expenses) + (Fees and commission income - Fees and commission expenses) + (Other operating income - Other operating expenses)

(2) 【Non-consolidated basis】 *(in millions of yen)*

| | For the nine months ended December 31, | | Change (A) - (B) |
|---|---|---|---|
| | 2006 (A) | 2005 (B) | |
| **Gross Operating Profits** | **37,789** | **32,714** | **5,075** |
| Net Interest Income | 30,714 | 27,563 | 3,151 |
| Net Fees and Commissions | 4,312 | 4,020 | 292 |
| Net Other Operating Income | 2,762 | 1,129 | 1,633 |
| General & Administrative Expenses | 22,914 | 19,030 | 3,884 |
| Personnel Expenses | 8,985 | 8,518 | 467 |
| Nonpersonnel Expenses | 12,850 | 9,601 | 3,249 |
| Taxes | 1,077 | 909 | 168 |
| **Net Operating Income (before General Reserve and Amortization of Goodwill)** | **14,874** | **13,684** | **1,190** |
| Provision for General Reserve for Possible Loan Losses | - | - | - |
| Amortization of Goodwill | - | - | - |
| **Net Operating Income** | **14,874** | **13,684** | **1,190** |
| Other Income & Expenses | 3,314 | 558 | 2,756 |
| of which Net Gain & Loss on Equity Securities | 771 | - | 771 |
| of which Problem Claims related Costs | (2,344) | (4,035) | 1,691 |
| **Ordinary Profits** | **18,189** | **14,242** | **3,947** |
| Extraordinary Gains & Losses | 5,285 | 8,219 | (2,934) |
| Extraordinary Gains | 5,339 | 8,825 | (3,486) |
| of which Gain on Sales of Fixed Assets | 85 | 2,005 | (1,920) |
| of which Collection of Written-off Claims | 1,008 | 2 | 1,006 |
| of which Reversal of Possible Loan Losses | 4,245 | 6,168 | (1,923) |
| Extraordinary Losses | 54 | 606 | (552) |
| of which Loss on Sales of Fixed Assets | 32 | 527 | (495) |
| **Income before Income Taxes** | **23,475** | **22,462** | **1,013** |
| Income Taxes (Current & Deferred) | 9,620 | 9,499 | 121 |
| **Net Income** | **13,854** | **12,962** | **892** |

## Composition of Revenue (Consolidated)

Our ordinary income includes revenue that is derived pursuant to the terms of our loans and bills discounted, as we as revenue that is derived from the amortization of the difference between the stated principal amount and book value which initially is the purchase price, of our purchased loans from Tokyo Sowa Bank and other banks ("*Loan Purchas Revenue* "), we measure our performance based on "*Organic Revenue,* " which is shown below.

### (1) Organic Revenue

*(in millions of yen)*

| | For the nine months ended December 31, 2006 (A) | For the nine months ended December 31, 2005 (B) | Change (A) - (B) |
|---|---|---|---|
| Ordinary Income | 57,047 | 48,857 | 8,190 |
| Interest Income from Interest Rate Swap for Deposits (Note) | (1,007) | (964) | (43) |
| Fee and Commission Expenses | (2,491) | (1,713) | (778) |
| Other Operating Expenses | (196) | (458) | 262 |
| Loan Purchase Revenue (after Offset of Provision for General Reserve for Possible Loan Losses) | (9,197) | (10,139) | 942 |
| **Organic Revenue** | 44,154 | 35,581 | 8,573 |

(Note) "Interest Income from Interest Rate Swap" is deducted from Ordinary Income to determine the amount of "Organic Revenue" since such interest income is derived from funding activities. Thus, it is excluded from our measurements of revenue performance and included as a reduction in our funding costs.

### (2) Loan Purchase Revenue

*(in millions of yen)*

| | For the nine months ended December 31, 2006 (A) | For the nine months ended December 31, 2005 (B) | Change (A) - (B) |
|---|---|---|---|
| **Loan Purchase Revenue** | 9,383 | 11,023 | (1,640) |
| Amortization included in Interest Income | 5,119 | 6,094 | (975) |
| Amortization of Unearned Loan Purchase Revenue | 5,305 | 6,979 | (1,674) |
| Offset of Provision for General Reserve for Possible Loan Losses | (185) | (884) | 699 |
| Amortization included in Fees and Commissions | 66 | 80 | (14) |
| Revenue included in Other Ordinary Income | 4,011 | 3,964 | 47 |
| Add-back of Offset of Provision for General Reserve for Possible Loan Losses | 185 | 884 | (699) |

### (3) Comparison of Organic Revenue and Loan Purchase Revenue

*(in millions of yen except percentages)*

| | For the nine months ended December 31, | | | | Change (A) - (B) | |
|---|---|---|---|---|---|---|
| | 2006 (A) | | 2005 (B) | | | |
| | Amount | % of total | Amount | % of total | Amount | % |
| Organic Revenue | 44,154 | 82.5 | 35,581 | 76.3 | 8,573 | 24.1 |
| Loan Purchase Revenue | 9,383 | 17.5 | 11,023 | 23.7 | (1,640) | (14.9) |
| Total Revenue | 53,538 | 100.0 | 46,605 | 100.0 | 6,933 | 14.9 |

### (4) Credit Costs

*(in millions of yen)*

| | For the nine months ended December 31, | | Change (A) - (B) |
|---|---|---|---|
| | 2006 (A) | 2005 (B) | |
| Provision for (Reversal of) Possible Loan Losses | (1,467) | (5,779) | 4,312 |
| Other Problem Claims related Costs | 2,831 | 4,078 | (1,247) |
| Credit Costs excluding Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue | 1,363 | (1,700) | 3,063 |
| Offset of Provision for General Reserve for Possible Loan Losses with respect to Purchased Loans against Loan Purchase Revenue | 185 | 884 | (699) |
| Credit Costs before offsetting Gain on Collection of Written-off Claims | 1,549 | (815) | 2,364 |
| Gain on Collection of Written-off Claims | (1,009) | (3) | (1,006) |
| Credit Costs (Adjusted) | 540 | (819) | 1,359 |

## 2. Disclosed Claims under Financial Revitalization Law (Consolidated)

*(in billions of yen except percentages)*

| | As of December 31, 2006 | As of December 31, 2005 | As of March 31, 2006 |
|---|---|---|---|
| Bankruptcy and Quasi-Bankruptcy | 4.2 | 8.2 | 5.0 |
| Doubtful | 22.5 | 19.0 | 18.6 |
| Sub-standard | 10.5 | 12.0 | 12.0 |
| Sub-Total | 37.3 | 39.3 | 35.7 |
| Normal | 1,051.4 | 948.8 | 1,001.1 |
| Total | 1,088.8 | 988.2 | 1,036.9 |
| Ratio of Problem Loans to Total Claims | 3.43% | 3.99% | 3.44% |

Note: Reconciliation with Classification under Self-Assessment

| Financial Revitalization Law | Classification under Self-Assessment |
|---|---|
| Bankruptcy and Quasi-Bankruptcy | Debtors who are legally bankrupt and virtually bankrupt |
| Doubtful | Debtors who are likely to become bankrupt |
| Sub-standard | Debtors whose claims are restructured |

## 3. Capital Adequacy Ratio

| | As of March 31, 2007 **(Forecast)** | As of March 31, 2006 (Reference) |
|---|---|---|
| Capital Adequacy Ratio | Around 10% | 8.95% |
| Tier I Capital Ratio | Low-end of 8% | 8.05% |

Note: Please note that future forecast above is calculated based on the current regulation under the Banking Law, and may differ from the prospect due to matters such as changes in business environments and application of new regulation.

# 4. Unrealized Gain/Loss on Available-for-sale Securities (Consolidated)

*(in billions of yen)*

| | As of December 31, | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | | | | 2005 | | | |
| | Carrying value | Net unrealized gain (loss) | Gain | Loss | Carrying value | Net unrealized gain (loss) | Gain | Loss |
| Available-for-sale securities: | 239.3 | (0.7) | 0.7 | 1.5 | 261.3 | 0.3 | 1.1 | 0.7 |
| Equities | 0.9 | 0.4 | 0.4 | - | - | - | - | - |
| Bonds | 151.9 | (0.7) | 0.0 | 0.7 | 148.9 | 0.0 | 0.0 | 0.0 |
| Other | 86.4 | (0.4) | 0.3 | 0.7 | 112.4 | 0.3 | 1.0 | 0.7 |

| | As of March 31, 2006 | | | |
|---|---|---|---|---|
| | Carrying value | Net unrealized gain (loss) | Gain | Loss |
| Available-for-sale securities: | 233.6 | (0.7) | 1.6 | 2.3 |
| Equities | 1.6 | 1.1 | 1.1 | - |
| Bonds | 145.4 | (1.2) | 0.0 | 1.3 |
| Other | 86.5 | (0.5) | 0.5 | 1.0 |

## 5. Derivatives (Consolidated)

### (1) Interest Rate Derivatives

*(in billions of yen)*

| | As of December 31, | | | | | | As of March 31, 2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | | | | |
| | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) |
| Listed: | | | | | | | | | |
| Interest Rate Futures | - | - | - | - | - | - | - | - | - |
| Interest Rate Options | - | - | - | - | - | - | - | - | - |
| Over-the-counter: | | | | | | | | | |
| Interest Rate Forward Contracts | - | - | - | - | - | - | - | - | - |
| Interest Rate Swaps | 237.5 | (0.0) | (0.0) | - | - | - | 25.6 | (0.0) | (0.0) |
| Interest Rate Options | 33.8 | - | 0.0 | - | - | - | - | - | - |
| Others | - | - | - | - | - | - | - | - | - |
| **Total** | | | 0.0 | | | - | | | (0.0) |

### (2) Currency Derivatives

*(in billions of yen)*

| | As of December 31, | | | | | | As of March 31, 2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | | | | |
| | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) | Notional amounts | Fair value | Net unrealized gain (loss) |
| Listed: | | | | | | | | | |
| Currency Futures | - | - | - | - | - | - | - | - | - |
| Currency Options | - | - | - | - | - | - | - | - | - |
| Over-the-counter: | | | | | | | | | |
| Currency Swaps | - | - | - | - | - | - | - | - | - |
| Forward Foreign Exchange Contracts | 14.5 | 0.0 | 0.0 | 6.8 | (0.0) | (0.0) | 2.8 | 0.0 | 0.0 |
| Currency Options | - | - | - | - | - | - | - | - | - |
| Others | - | - | - | - | - | - | - | - | - |
| **Total** | | | 0.0 | | | (0.0) | | | 0.0 |

### (3) Equity Derivatives

Not applicable.

### (4) Bond Derivatives

Not applicable.

### (5) Commodity Derivatives

Not applicable.

### (6) Credit Derivatives

Not applicable.

## 6. Balances of Loans and Deposits (Consolidated)

*(in billions of yen)*

| | As of December 31, 2006 | As of December 31, 2005 | As of March 31, 2006 |
|---|---|---|---|
| Individuals | 1,193.4 | 1,085.5 | 1,089.4 |
| Corporations | 193.9 | 184.7 | 191.3 |
| Public entities | 60.7 | 48.0 | 65.5 |
| Financial institutions | 5.1 | 3.1 | 18.2 |
| Total deposits | 1,453.2 | 1,321.4 | 1,364.7 |
| Loans and Bills Discounted | 1,083.9 | 984.5 | 1,031.8 |



END